EXHIBIT 99.3

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors of
Vermont Electric Power Company, Inc. as
   Manager of Vermont Transco LLC:

We have audited the accompanying balance sheets of Vermont Transco LLC as of December 31, 2007 and 2006, and the related consolidated statements of income, members' equity, and cash flows for the year ended December 31, 2007 and period June 30, 2006 (date of inception) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vermont Transco LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year ended December 31, 2007 and period June 30, 2006 (date of inception) through December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 7 of the financial statements, the Manager adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2007.

/s/KPMG

March 7, 2008

VERMONT TRANSCO LLC STATEMENTS OF INCOME
Year ended December 31, 2007 and period from June 30, 2006 (date of inception) through December 31, 2006
	2007	2006
Operating revenues: Transmission revenues Rent of transmission facilities to others	$49,903,641 1,562,284 51,465,925	$17,563,491 766,740 18,330,231

Operating expenses:
  Transmission expenses:
      Operations
      Maintenance
      Charges for transmission facilities of others
  Administrative and general expenses
  Depreciation and amortization
  Taxes other than income
    Total operating expenses

	2,577,857 4,322,067 39,862 8,913,458 8,268,529 5,422,076 29,543,849	1,241,130 2,192,276 11,025 2,238,715 2,676,613 2,020,248 10,380,007

          Operating Income

Other (income) expenses:
  Interest on first mortgage bonds
  Other interest expense
  Amortization of debt expense
  Other
  Interest income
  Allowance for borrowed funds used during construction

              Total other expenses, net

              Income before tax

	21,922,076 11,228,262 3,137,004 95,261 27,726 (103,200) (6,367,314) 8,017,739 $13,904,337	7,950,224 2,830,693 1,971,249 42,965 - (23,975) (2,397,315) 2,423,617 $5,526,607

See accompanying notes to financial statements.

VERMONT TRANSCO LLC BALANCE SHEETS December 31, 2007 and 2006
	December 31,
	2007	2006
ASSETS Utility plant (Notes 2 and 4) Less accumulated depreciation and amortization Net utility plant	$463,056,503 (80,955,529) 382,100,974	340,687,677 (75,259,144) 265,428,533

Current assets:
   Cash
   Bond sinking fund deposits
   Bond interest deposits
   Accounts receivable:
      Affiliated companies
      Other
  Due from related party (Note 8)
  Note receivable - related party (Note 8)
  Materials and supplies
  Prepaids and other assets
       Total current assets

	129,287 457,000 3,019,480 1,973,452 5,386,210 18,164,385 850,000 5,727,468 3,646,795 39,354,077	326,008 425,000 1,411,610 1,029,565 3,651,037 1,029,269 - 10,108,511 1,103,008 19,084,008
Regulatory and other assets: Regulatory assets Unamortized debt expense, net Deferred project costs and other Total regulatory and other assets	5,373,585 1,849,419 27,189 7,250,193	5,922,869 1,587,005 2,175,808 9,685,682
TOTAL ASSETS	$428,705,244	294,198,223

CAPITALIZATION AND LIABILITIES
Capitalization:
  Members' equity (Note 3)
  First mortgage bonds, net of current maturities (Note 4)
  Other long-term debt, net of current maturities (Note 4)
        Total capitalization

Commitments and contingencies (Note 7 and 10)

	$198,201,791 198,268,000 444,237 396,914,028	81,627,080 120,145,000 844,917 202,616,997

Current liabilities:
  Current maturities of long-term obligations (Note 4)
  Notes payable to bank (Note 5)
  Accounts payable:
     Associated
     Other
  Accrued interest on bonds
  Accrued taxes
  Accrued expenses
      Total current liabilities

	2,277,680 - 124,774 8,416,320 3,019,480 564,173 6,718,055 21,120,482	2,436,476 61,470,000 2,082,530 9,627,308 1,411,610 400,144 4,717,462 82,145,530
Long-term liabilities Deferred cost of removal liabilities Due to Vermont Electric Power Company, Inc. (Note 1(b)) Total liabilities	1,108,834 9,561,900 31,791,216	466,550 8,969,146 91,581,226
TOTAL CAPITALIZATION AND LIABILITIES	$428,705,244	294,198,223

See accompanying notes to financial statements.

VERMONT TRANSCO LLC STATEMENT OF CHANGES IN MEMBERS' EQUITY Year ended December 31, 2007 and period from June 30, 2006 (date of inception) through December 31, 2006
	Membership Units		Members'	Total
	Class A	Class B	Equity	Members' Equity
Issuance of membership units Income before tax Distribution of income before tax to members	$70,369,480 - -	7,630,620 - -	- 5,526,607 (1,899,627)	78,000,100 5,526,607 (1,899,627)
Balances at December 31, 2006	$70,369,480	7,630,620	3,626,980	81,627,080
Membership units at December 31, 2006	7,036,948	763,062
Balances at December 31, 2006 Issuance of membership units Income before tax Distribution of income before tax to members	$70,369,480 105,765,060 - -	7,630,620 7,984,940 - -	3,626,980 13,904,337 (11,079,626)	$81,627,080 113,750,000 13,904,337 (11,079,626)
Balances at December 31, 2007	$176,134,540	15,615,560	6,451,691	198,201,791
Membership units at December 31, 2007	17,613,454	1,561,556

See accompanying notes to financial statements.

VERMONT TRANSCO LLC STATEMENT OF CASH FLOWS Year ended December 31, 2007 and period from June 30, 2006 (date of inception) through December 31, 2006
	Years ended December 31,
	2007	2006

Cash flows from operating activities:
Income before tax
Adjustments to reconcile income before tax to net cash provided by operating activities:
   Depreciation and amortization
   Amortization of regulatory asset
   Amortization of debt expense
   Changes in assets and liabilities:
       Accounts receivable
       Materials and supplies
       Regulatory asset
       Accounts payable
       Due from related party
       Other assets and liabilities
          Net cash provided by operating activities

	$13,904,337 7,691,370 577,159 95,261 (2,679,060) 4,381,043 (27,875) (7,152,059) (321,116) 2,362,208 18,831,268	5,526,607 2,395,055 281,558 42,392 (2,582,296) (3,840,276) (331,366) 5,498,048 209,080 (4,292,267) 2,906,535

Cash flows from investing activities:
   Change in bond sinking fund deposits
   Notes receivable to related party
   Capital expenditures
   Construction payables
   Advances to related party
          Net cash used in investing activities

	(32,000) (850,000) (123,721,527) 3,983,315 (16,814,000) (137,434,212)	(14,000) - (84,241,577) 4,528,078 - (79,727,499)

Cash flows from financing activities:
   Proceeds from bond issuance
   Repayment of bonds
   Debt issue costs
   Repayments of notes payable to bank
   Repayment of other long-term debt
   Issuance of membership units
   Distribution of income before tax to members
          Net cash provided by financing activities

	80,000,000 (1,748,000) (357,675) (61,470,000) (688,476) 113,750,000 (11,079,626) 118,406,223	35,000,000 (829,000) (227,111) (8,430,000) (467,290) 54,000,000 (1,899,627) 77,146,972
Net (decrease) increase in cash Cash, beginning of period Cash, end of period	(196,721) 326,008 $ 129,287	326,008 - $326,008
Supplemental disclosure of cash flow information: Cash paid during the year for interest, net of amounts capitalized	$6,390,082	2,230,783

Supplemental noncash financing activities:

During 2007, the Company recorded an unfunded defined benefit pension and other postretirement obligation of $2,282,598 and a defined benefit pension and other postretirement regulatory asset of $2,068,740 in connection with the adoption of SFAS No. 158.

Effective June 30, 2006, the Company received transmission and other operating assets of $223,275,298 and assumed certain liabilities of $199,275,198 from Vermont Electric Power Company, Inc. in exchange for issuance of membership units which totaled $24,000,100.

See accompanying notes to financial statements.

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2007 and 2006

Note 1 - Summary of Significant Accounting Principles

(a) Description of Business

On June 2, 2006, VT Transco LLC (the Company) was formed as a Vermont Limited Liability Company. The Company became operational effective June 30, 2006. The Company's purpose is to plan, construct, operate, own and maintain electric transmission and related facilities to provide for an adequate and reliable transmission system that meets the needs of all users on the system and supports equal transmission access to a competitive wholesale electric energy market. The Company is subject to regulation by the Federal Energy Regulatory Commission (FERC) as to rates, terms of service and financing and by state regulatory commissions as to other aspects of business, including the construction of electric transmission assets.

On June 30, 2006, Vermont Electric Power Company, Inc. (VELCO) transferred transmission and other operating assets and the assumption of certain liabilities to the Company in exchange for an equity interest in the Company. A summary of assets transferred and liabilities assumed is as follows:

Assets transferred	$223,275,298
Liabilities assumed	199,275,198
$24,000,100

Additionally, 15 municipalities, 2 electric cooperatives, and 2 investor owned utilities, (together the Contributing Utilities) transferred cash to the Company in exchange for equity interests in the Company. The largest owners of Membership Units are as follows:

	2007	2006
VELCO Central Vermont Public Service Corporation (CVPS) Green Mountain Power (GMP)	13% 40% 33%	31% 30% 22%

VELCO has transmission contracts with the State of Vermont, acting by and through the Vermont Department of Public Service, and with all of the electric utilities providing service in the State of Vermont. As part of the Transfer and Assumption Agreement, these transmission contracts were legally transferred to the Company effective June 30, 2006. These transmission contracts have been reviewed and approved by the FERC. The transmission contracts provide, among other things, for the Company to earn an annual return equal to 11.5% of outstanding Class A Member Units and an annual return equal to 13.3% of outstanding Class B Member Units. These earnings, at the discretion of VELCO are distributed quarterly to the contributing utilities.

(b) Corporate Manager

The Company is managed by the corporate manager, VELCO (the Manager). The Company and VELCO have common ownership and operate as a single functional unit. Under the Company's operating agreement, the Manager has complete discretion over the day to day business of the Company and provides all management services to the Company at cost. The Company itself has no employees and no governance structure separate from the Manager. The Company's operating agreement establishes that all expenses of the Manager related to managing the Company are paid for by the Company. These expenses consist primarily of all payroll and benefit related costs. All such costs are recorded in the Company's accounts as if they were direct expenses of the Company, and a corresponding due to Manager is recorded for the amount to be reimbursed to VELCO at a future date for such payroll and benefit related costs.

Additionally, the Company has included in the payable to VELCO, amounts related to taxes collected for deferred income taxes which have been recognized in rates and recorded as a deferred tax liability by VELCO prior to June 30, 2006, and for which a payment obligation was assumed by the Company pursuant to the Transfer and Assumption Agreement. The deferred tax liability is due to temporary differences related to the deductibility of the excess of the tax over book depreciation. As these temporary differences reverse in future years, the Company will repay the obligation to the Manager.

As of December 31, 2007 and 2006, the following amounts were payable to VELCO and were included in the Company's balance sheet:
	2007	2006
Liability due to taxes collected	$7,385,150	6,295,764
Liability due to pension and benefit costs	2,176,750	2,673,382
Due to VELCO	$9,561,900	8,969,146

(c) Regulatory Accounting

The Company accounts for certain transactions in accordance with permitted regulatory treatment pursuant to the accounting principles in Statement of Financial Accounting Standards (SFAS) No. 71 Accounting for the Effects of Certain Types of Regulation. As such, regulators may permit specific incurred costs, typically treated as expenses by unregulated entities, to be deferred and expensed in future periods when it is probable that such costs will be recovered in customer rates. Incurred costs are deferred as regulatory assets when the Company concludes that it is probable future revenues will be provided to permit recovery of the previously incurred cost. The Company analyzes evidence supporting deferral, including provisions for recovery in regulatory orders, past regulatory precedent, other regulatory correspondence and legal representations.

On December 9, 2005, the FERC approved a filing allowing at that time VELCO, now the Company, to begin amortizing over a ten year period the deferred depreciation charges the Company incurred when taking depreciation under the bond sinking fund method. This regulatory asset which accounts for the difference between depreciation reported in the financial statements and depreciation previously recovered in rates is $3,403,110 and $3,828,499 as of December 31, 2007 and 2006, respectively.

On June 16, 2006, the FERC approved a filing allowing at the time VELCO, now the Company, to accumulate as a regulatory asset the costs associated with the LLC transaction and to amortize and recover that asset over a fifteen year period to commence when the Company began operations. This regulatory asset is $1,970,475 and $2,094,370 as of December 31, 2007 and 2006, respectively.

As more fully described in note 7, VELCO adopted SFAS No. 158, Employers' Accounting for Defined Benefit and Other Postretirement Plans. The defined benefit pension and other postretirement regulatory assets represent the unrecognized pension costs and postretirement costs that would normally be recorded as a component of other comprehensive income. Since these amounts represent costs that are expected to be recovered in future rates, they are recorded as regulatory assets in the financial statements of the manager. The regulatory asset related to these plans totaled $2,068,740 at December 31, 2007 and is included in due to VELCO in the accompanying financial statements.

The Company continually assesses whether regulatory assets continue to meet the criteria for probability of future recovery. This assessment includes consideration of factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction. If future recovery of certain regulatory assets becomes improbable, the affected assets would be written off in the period in which such determination is made.

(d) Revenue Recognition

Electric transmission service for utilities, municipalities, municipal electric companies, electric cooperatives and other eligible entities is provided through the Company's facilities under the ISO NE open access transmission tariff regulated by FERC. The Company charges for these services under FERC approved rates. The tariff specifies the general terms and conditions of service on the transmission system and the approved rates set forth the Revenue to be billed monthly based on estimated cost of service plus an 11.5% return on capital for Class A Member Units and a 13.3% return on capital for Class B Member Units. The effect of unbilled revenue at the end of the accounting period represents the difference between billed and actual costs for the month of December and is $2,574,392 and $944,000 at December 31, 2007 and 2006, respectively, and has been reported in prepaids and other assets in the accompanying financial statements.

(e) Utility Plant

Utility plant in service is stated at cost. Assets transferred to the Company from VELCO have been recorded at their original cost in utility plant with the related reserves for accumulated depreciation also recorded. (See note 2 for additional information.)

Major expenditures for plant and those which substantially increase useful lives are capitalized. The Company provides for depreciation of utility plant in service using annual rates to amortize the cost of depreciable assets over their estimated useful lives using the straight line method of depreciation. In 2006, the Company completed a depreciation rate study for its depreciable utility plant. The Company implemented a new depreciation rate schedule which recognizes depreciation expense as a percentage of average remaining transmission plant at 2.63% at both December 31, 2007 and 2006. This method is consistent with the straight line method of depreciation. Prior to January 1, 2006, rights of way, transmission equipment, communications equipment, buildings and office equipment were depreciated over 75 years, 30 years, 20 years, 30 years, and 5 to 10 years, respectively.

Software is recorded at cost. Depreciation is recorded at straight line rates over the estimated useful life of the assets which is five years.

(f) Asset Retirement Obligations

The Company follows the provisions of FASB Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations. FIN 47 was issued in March 2005 as an interpretation of SFAS No. 143 (SFAS 143), Accounting for Asset Retirement Obligations, originally issued in June 2001. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS 143 refer to a legal obligation to perform as asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability at fair value for an asset retirement obligation when it has been incurred if the amount can be reasonably estimated, even if settlement of the liability is conditional on a future event.

The Company has substantively reviewed the regulations, laws, and contractual obligations to which it is party to identify situations where there are legal obligations to perform asset retirement activities. This review has identified a limited number of leases and railroad crossing agreements which obligate the Company to perform asset retirement activities upon termination. In considering how to determine the fair value of these obligations, the Company has determined that because of the limited number and limited size of the asset retirement obligations, the fair value of the obligations would not have a material impact on its financial position, results of operation and cash flows.

Deferred cost of removal represents estimated asset retirement costs recognized under SFAS No. 143, that have previously been recovered from ratepayers for other than legal obligations. The Company reflects these amounts as a regulatory liability and expects, over time, to settle or recover through the rate setting process any over or under collected net cost of removal. Cost of removal included in depreciation expense totaled $1,108,834 and $454,114 in 2007 and 2006, respectively.

(g) Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as utility plant, and regulatory assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. As long as it assets continue to be recovered through ratemaking process, the Company believes that such impairment is unlikely.

(h) Allowance for Borrowed Funds Used During Construction

Allowance for funds used during construction (AFUDC) represents the cost of the debt used to find the construction of transmission assets. The portion of the allowance that applies to borrowed funds is presented in the statements of income as a reduction of interest expense. AFUDC is not currently realized in cash, but is recovered in the form of increased revenue collected as a result of depreciation of the property. The Company capitalized AFUDC at an average rate of 7.10% and 5.78% in 2007 and 2006, respectively.

(i) Materials and Supplies Inventory

Materials and supplies are stated at the lower of cost or market. Cost is determined on a weighted average basis.

(j) Unamortized Debt Expense

Costs associated with the original issuance of long term debt has been capitalized and amortized over the term of the debt using the effective interest rate method. Amortization expense amounted to $95,261 and $42,392 in 2007 and 2006, respectively.

(k) Income Taxes

The Company is a limited liability company that has elected to be treated as a partnership under the Internal Revenue Code and applicable state statutes. As such, it is not liable for federal or state income taxes. The Company's members (except certain tax exempt members) report their share of the Company's earnings, gains, losses, deductions and tax credits on their respective federal and state income tax returns. Accordingly, these financial statements do not include a provision for federal and state income tax expense. Income before tax reported on the statements of income is the Company's net income.

(l) Pension and Other Postretirement Plans

The Manager sponsors a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and final average pay. The cost of the program is being funded currently. The cost of this plan is recovered by the Company in rates and reimbursed to the Manager.

The Manager also sponsors a defined benefit health care plan for substantially all employees. The Manager measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefits. The cost of this plan is recovered by the Company in rates and reimbursed to the Manager.

The Company accounts for these defined benefit pension and other postretirement plans in accordance with SFAS No. 87 and, effective in 2007, SFAS No. 158. See note 7 for additional information.

(m) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of utility plant, the recoverability of regulatory assets, assumptions used to estimate obligations related to employee benefits, and the assumptions used to estimate the fair value of financial instruments. Actual results could differ from those estimates.

(n) Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(o) New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS 157 redefines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." SFAS No. 157 establishes a fair value hierarchy that categorizes and prioritizes the inputs that should be used to estimate fair value. SFAS No. 157 is effective for the Company in 2008. In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is expected to expand the use of fair value measurement, and is effective for the Company in 2008.

(p) Reclassification - Certain amounts in the December 31, 2006 financial statements, primarily related to deferred cost of removal, have been reclassified to conform to the current year presentation.

Note 2 - Utility Plant

Utility plant consists if the following at December 31, 2007 and 2006:

	2007	2006
Land and rights of way Transmission equipment Communications equipment Buildings and office equipment Construction work-in process Less accumulated depreciation and amortization	$20,906,960 269,712,622 8,675,040 30,969,133 132,792,748 463,056,503 80,955,529 $382,100,974	15,766,289 191,501,199 7,603,371 25,250,706 100,566,112 340,687,677 75,259,144 265,428,533

Depreciation and amortization expense was $7,691,370 and $2,395,055 as of December 31, 2007 and 2006, respectively.

Note 3 - Members' Equity

The Company's members include municipalities, electric cooperatives and investor owned utilities. Class A Membership Units are issued to taxable and tax exempt entities, and Class B Membership units are issued solely to tax exempt entities, such as the municipal utilities and electric cooperatives. At the June 30, 2006, each member was issued membership interests in proportion to the value of transmission assets and/or cash it contributed to the Company for a total of $78,000,100 in Class A and Class B membership units. At December 31, 2007, each member was issued additional membership units in proportion to the value of cash it contributed to the Company for a total of $113,750,000 in Class A and Class B membership units.

Member's equity as of December 31, 2007 and 2006 is as stated in the table that follows.
	2007	2006
Village of Barton	$5,209	171,738
Village of Morrisville	1,290,448	604,849
Village of Orleans	5,340	175,926
Town of Readsboro	775	25,555
Swanton Village	612,110	611,505
Vermont Electric Cooperative	5,265,670	4,513,796
Washington Electric Cooperative	2,397,923	830,188
Central Vermont Public Service Corporation	78,840,936	24,477,609
Village of Stowe	750,568	750,257
Village of Northfield	306,503	306,376
Green Mountain Power Corporation	65,439,819	17,934,059
City of Burlington Electric Department	5,580,740	3,727,862
Village of Enosburg	7,675	253,010
Town of Hardwick	11,.652	384,143
Village of Hyde Park	139,562	139,504
Village of Jacksonville	1,879	61,954
Village of Johnson	5,187	171,006
Village of Ludlow	16,513	544,267
Vermont Electric Power Company, Inc.	25,609,998	25,169,945
Village of Lyndonville	23,464	773,531
Vermont Public Power Supply Authority	11,889,820	-
	$198,201,791	$81,627,080

Distribution of income before tax to members is at the discretion of the Manager. During 2007 and 2006, the Company distributed $11,079,626 and $1,899,625, respectively, of its income before tax to its member in proportion to each member's percentage interest in the Company.

Note 4 - Long-term Debt

The Company has assumed all of the long term debt associated with the assets that were transferred from VELCO. VELCO remains a co-obligor with the Company for First Mortgage Bond Series L, N, O, and P. Series Q and R was issued solely by the Company, with VELCO having no repayment obligation.

First Mortgage Bonds

The Company's First Mortgage Bonds outstanding include the following series at December 31, 2007 and 2006:

2007	2006

Series L, 7.30% due through 2018
Series N, 7.42% due through 2012
Series O, 6.26% due through 2034
Series P, 5.72% due through 2036
Series Q, 5.59% due through 2036
Series R, 5.75% due through 2037

Less bonds to be retired within one year

$8,588,000 22,761,000 23,796,000 30,000,000 35,000,000 80,000,000 200,145,000 1,877,000 $198,268,000	$9,115,000 23,633,000 24,145,000 30,000,000 35,000,000 - 121,893,000 1,748,000 $120,145,000

In March 2007, the Company received the proceeds from the sale of its Series R First Mortgage Bonds for the principal amount of $80,000,000, which the Company used to paydown its existing line of credit.

The First Mortgage Bonds are secured by a first mortgage lien on the Company's utility plant. The bonds to be retired through principal payments within the next five years will amount to:

2008 2009 2010 2011 2012 Thereafter Total	$1,877,000 2,014,000 2,161,000 2,321,000 19,789,000 171,983,000 $200,145,000

The terms of the indenture, as supplemented, under which the First Mortgage Bonds were issued, require, among other restrictions, that the total of Class A and B Members' investment and indebtedness of the Company subordinated to the First Mortgage Bonds must equal at least one-third of the aggregate principal amount of the bonds outstanding or $66,715,000 at December 31, 2007. The Company believes it is in compliance with this requirement at December 31, 2007.

Other Long-Term Debt

Other long term debt includes notes payable of $844,917 at December 31, 2007 bearing interest at rates ranging from 5.44% to 6.51%, which mature within three years. The notes are secured by a lien on certain office equipment and furniture. Principal repayments for the next three years will amount to:

Year ending December 31: 2008 2009 2010 Total	$400,680 292,121 152,116 $844,917

Note 5 - Notes Payable to Bank

The Company has an unsecured $95,000,000 line-of-credit agreement with a financial institution, reduced by certain standby letters of credit, expiring on December 29, 2008 to provide interim financing for utility plant construction. The Company's Manager is also an obligor on this facility. As part of this agreement, the Company agrees to pay 0.15% per annum on the daily unused line of credit amount. Average daily borrowing was $51,504,674 in 2007 at a weighted average interest rate of 5.79%. Management expects to renew the line of credit with similar terms for use during 2008. The outstanding balance at December 31, 2007 and 2006 amounted to $0 and $61,470,000, respectively. Of this, the Company's Manager was responsible for $0 and $883,543 as of December 31, 2007 and 2006, respectively.

Note 6 - Income Taxes

Income tax liabilities are the responsibility of the Company's members (except certain tax exempt members) and are not reflected in these financial statements. However, the Company is allowed to recover in rates, as a component of its cost of service, the amount of income taxes that are the responsibility of its members based on their ownership in the Company. Accordingly, the Company includes a provision for its members' federal and state current and deferred income tax expenses in its regulatory financial reports and rate filings. For purposes of determining the Company's revenue requirement under FERC approved rates, rate base is reduced by an amount equivalent to net accumulated deferred taxes, including excess deferred tax reserves. Such amounts were approximately $7,400,000 in 2007 and $6,300,000 in 2006, and are primarily related to accelerated tax depreciation and other plant related differences and are included in liability due to VELCO (see note 1(b)).

Note 7 - Pension and Other Postretirement Benefits

The Company adopted the provisions of SFAS No. 158 during 2007. SFAS No. 158 requires plan sponsors to display the net over-or-under funded position of a defined benefit pension and other postretirement plans as an asset or liability, with any unrecognized prior service costs, transition obligations or gains/losses reported as a component of other comprehensive income in stockholders' equity, unless the amount will be recoverable under SFAS No. 71 for regulated utilities, in which case it would be recorded as a regulatory asset. As of December 31, 2007, the Company recorded a regulatory asset of $2,068,740, an unfunded defined pension obligation of $1,330,270, and a postretirement healthcare obligation of $952,328 upon adoption of SFAS No. 158, such amounts are reported in due to VELCO in the accompanying financial statements.

The Company's pension and postretirement obligations are valued annually as of a September 30 measurement date.

Defined Benefit Plan

The Manager sponsors a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and final average pay. The costs of the Manager's plan are an obligation of the Company as part of the Manager's fee.

The following sets forth the plan's benefit obligations, fair value of plan assets and funded status at December 31, 2007 and 2006:

	Pension Benefits
	2007	2006
Change in projected benefit obligation: Benefit obligation at beginning of year Service cost Interest cost Actuarial gain Benefits paid Benefit obligation at end of year	$14,660,027 758,614 817,913 (1,285,274) (966,136) 13,985,144	14,238,346 730,234 747,678 (725,131) (331,100) 14,660,027
Change in plan assets: Fair value of plan assets at beginning of year Actual return on plan assets Employer contribution Benefits paid Fair value of plan assets at end of year Funded status	11,335,391 1,450,619 835,000 (966,136) 12,654,874 $(1,330,270)	9,927,016 799,475 940,000 (331,100) 11,335,391 (3,324,636)

As of December 31, 2006, the Company had recognized an accrued pension liability of $244,809.

Items not yet recognized as a component of net periodic benefit cost as of December 31, 2007, which recorded as a regulatory asset, are as follows:

Prior service cost	$499,732
Net actuarial loss	536,192
$1,035,924

The amount of the regulatory asset expected to be recognized as a component of net periodic pension cost in 2008 is $133,630.

Net periodic benefit costs as of December 31, 2007 and 2006 are as follows:

	Pension Benefits
	2007	2006
Components of net periodic benefit costs: Service cost Interest cost Expected return on plan assets Recognized net actuarial loss Net amortization Net periodic benefit cost	$758,614 817,913 (825,620) 81,154 52,476 $884,537	$730,234 747,678 (717,834) 128,359 52,476 $940,913

The actuarial assumptions used to determine the pension benefit obligations are as follows:

	Pension Benefits
	2007	2006
Weighted average assumptions: Discount rate, pension expense Discount rate, projected benefit obligation Expected long-term rate of return on plan assets Rate of compensation increase	5.75% 6.25 7.50 4.50	5.50% 5.75 7.50 4.50

Projected benefit payments to be paid in each year from 2008 to 2012 and the aggregate benefits to be paid in the five years from 2013 to 2017 are as follows:

Pension Benefit Payments
Fiscal year ending December 31: 2008 2009 2010 2011 2012 2013 - 2017 Expected contribution for next fiscal year	$395,609 417,546 465,749 504,123 495,472 2,887,270 900,000

The following indicates the weighted average asset allocation percentage of the fair value of total Plan assets for each major type of Plan asset as of December 31, 2007, as well as the Plan's target percentages and the permissible ranges:

	Plan Assets		Target
Asset Class	2007	2006	Percentage	Benchmark
Equity Fixed Income Total	65% 35 100%	65% 35 100%	65% 35 100%	S&P 500; Russell 500; MSCI EAFE Lehman US Aggregate; CSFB

Postretirement Plan

The Manager's current postretirement benefit plan offers health care and life insurance benefits and these costs are an obligation of the Company under its contract with the Manager. The Manager accrues the cost of postretirement benefits during the employees' years of service. When the Manager began accrual accounting for such costs in 1993, it elected to recognize previously unaccrued postretirement benefit costs, known as the transition obligation, by amortizing these costs ratably over a 20 year period. For the years ended December 31, 2007 and 2006, the Manager contributed $143,431 and $100,379 toward these benefits. The Company anticipates contributing $225,000 for these benefits in 2008.

The FERC has established certain guidelines that all FERC-regulated companies, including the Company, must follow in order to recover postretirement benefit costs in rates. The guidelines generally allow for the recovery of postretirement benefits when accrued. However, these guidelines do require that all postretirement benefit costs be funded when accrued. The Manager's current plan is to fund its annual postretirement benefits accrual by making deposits into a 401(h) account, a separate account established within the pension investment fund and through a Voluntary Employees' Benefit Association (VEBA). Additionally, these guidelines require the Manager to advise the FERC of its plans for accruing and funding postretirement benefit costs. The Manager filed its plans with the FERC in 1995, although such plans have not yet been approved by the FERC.

The following sets for the plan's benefit obligations, fair value of plan assets and funded status at December 31, 2007 and 2006:

2007	2006

Change in projected benefit obligation:
   Benefit obligation at beginning of year
   Service cost
   Interest cost
   Actuarial gain
   Benefits paid
      Benefit obligation at end of year

Change in plan assets:
   Fair value of plan assets at beginning of year
   Actual return on plan assets
   Employer contribution
   Benefits paid
      Fair value of plan assets at end of year

          Funded status

$1,805,014 67,397 88,743 (278,855) (112,161) 1,570,138 582,628 47,137 100,206 (112,161) 617,810 $(952,328)	$1,833,643 49,395 97,581 (25,215) (150,390) 1,805,014 413,555 30,982 288,481 (150,390) 582,628 $(1,222,386)

As of December 31, 2006, the Company had recognized a prepaid benefit cost of $41,077.

Items not yet recognized as a component of net periodic benefit cost as of December 31, 2007, which are recorded as a regulatory asset, are as follows:

Transition obligation	$111,172
Net actuarial loss	921,644
$1,032,816

The amount of the regulatory asset expected to be recognized as a component of net periodic benefit cost in 2008 is $62,274.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1.0% increase in the trend rate would increase the postretirement accumulated benefit obligation by $12,493 and a 1.0% decrease in the trend rate would decrease the postretirement accumulated benefit obligation by $11,616 in 2007.

	Postretirement Benefits
	2007	2006
Components of net periodic benefit cost: Service cost Interest cost Expected return on plan assets Recognized net actuarial loss Net amortization Net periodic benefit cost	$67,397 88,743 (42,203) 40,041 22,234 $176,212	$49,395 97,581 (35,526) 54,109 22,234 $187,793

The actuarial assumptions, used to determine net periodic postretirement benefit costs are as follows:

	Postretirement Benefits
	2007	2006
Weighted average assumptions: Discount rate, pension expense Discount rate, projected benefit obligation Expected return on plan assets Rate of compensation increase	5.75% 6.25 7.50 4.50	5.50% 5.75 7.50 4.50

Supplementl Executive Retirement Plan

The Manager sponsors a nonqualified Supplemental Executive Retirement Plan to provide certain employees and former members of the Board of Directors of the Manager with additional retirement income. The Manager is funding the cost of the plan in part through life insurance contracts, the cash surrender value of which was $3,589,922 and $3,281,917 at December 31, 2007 and 2006, respectively. The cost of these plans, net of the increase in cash surrender value and insurance proceeds, if any, has been charged to operating expense in the accompanying statements of income. The actuarial assumptions used to determine net benefit costs under this plan are a discount rate of 5.75%, and a rate of compensation increase of 3.00% at December 31, 2007 and 2006. Aggregate benefits payable amounted to $4,482,192 and $4,658,029 at December 31, 2007 and 2006, respectively.

Deferred Compensation

The Manager has a deferred compensation plan for current and past officers and directors. Amounts deferred are at the option of the officer or director, and include annual interest on the amounts deferred. The total deferred compensation at December 31, 2007 and 2006 is $1,070,622 and $1,052,368, respectively.

Defined Contribution Plan

The Manager sponsors a defined contribution plan to which eligible employees may contribute part of their salaries and wages within prescribed limits. Employees are eligible to participate in this plan during their first year of employment, if the employee has attained age 18. Additional matching contributions may be made on the employees' behalf based on the results of operations. The Manager contributed $307,560 and $263,065 in 2007 and 2006, respectively.

Note 8 - Related Party Transactions

Amounts included in due from related party at December 31, 2007 represents $16,814,000 of cash received in connection with the issuance of membership units that are held by the manager for temporary investment on behalf of the Company. These funds were transferred to the Company in January 2008 and will be used for investment in utility plant. The remaining $1,250,000 at December 31, 2007 and $1,029,565 at December 31, 2006 are related to ongoing operating activities between the two companies.

Effective in 2007, the Manager and the Company has made available an unsecured, short term credit facility to their related party, VETCO. The facility allows for borrowings of up to $850,000 and as part of this agreement, the Company agrees to pay 0.15% per annum on the daily unused line of credit amount (see note 5).

CVPS personnel provide the Company with certain operational, maintenance, construction, and administrative services. In addition, payments were made by the Company to CVPS for material and supplies and insurance. These services are provided at cost and amounted to $840,908 and $558,268 in 2007 and 2006, respectively.

Similarly, GMP provides the Company with certain construction, maintenance, and operational services. These services are provided at cost or as the result of a competitive bidding process and amounted to $3,600,706 and $7,671,105 in 2007 and 2006, respectively.

Note 9 - Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value disclosures for the Company's financial instruments:

  The carrying amounts of cash, bond sinking fund deposits, bond interest deposits, and short-term debt approximate fair value due to the short-term maturity of these instruments.
  The fair value of long-term debt is estimated based on currently quoted market prices for similar types of issues. At December 31, 2007 and 2006, its carrying amount approximates fair value.

Note 10 - Business and Credit Concentrations

Significant Customers

One customer, ISO New England individually represents 43% and 54% of total accounts receivable at December 31, 2007 and 2006, respectively.

Significant Capital Projects

The Company is in the process of performing construction projects to enhance services to its customers. Costs capitalized amounted to approximately $122,000,000 and $85,000,000 in 2007 and 2006, respectively, which related to projects estimated to be completed from 2008 - 2012, including: Lamoille County 115 kV Line, Southern Loop Project, Northwest Reliability Project and East Avenue Loop. The Company has budgeted $126,500,000 for 2008 related to these projects which will be financed through bond issuance, capital contributions, and borrowings on the line of credit.